Mail Stop 3720

August 1, 2006

Mr. Sizwe Nxasana, Chief Executive Officer
Telekom SA Limited
152 Pretoria Street
Pretoria, South Africa, 0002

      Re: Telekom SA Limited
              Form 20-F for the year ended March 31, 2005
              Filed on July 15, 2005
              File No. 1-31609

Dear Mr. Nxasana:

      We have completed our review of the above filings and do not, at this time, have any further comments.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director

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